Deere & Company One John Deere Place, Moline, IL 61265 USA

4 March 2005

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549

Attention:	Todd Hardiman
Stephanie Hunsaker

Subject:	Deere & Company
Form 10-K for the year ended October 31, 2004
File No. 1-4121

Dear Mr. Hardiman and Ms. Hunsaker:

As requested during our conversation with Ms. Hunsaker on 18 February 2005, this letter serves to supplement our submissions dated 19 January 2005 and 17 February 2005 which were in response to the 5 January 2005 letter from the staff pertaining to its review of the Company’s Form 10-K for fiscal 2004, filed on 21 December 2004.

During our 18 February 2005 conversation with Ms. Hunsaker, she asked that we submit the proposed disclosure with respect to the reclassification of our Consolidated Statement of Cash Flows.  Attached please find our proposed disclosure in the cash flow statement, notes and MD & A.  The dollar amounts of reclassifications are not included at this time because of continued work and review of the underlying information.  We have drafted our disclosure based on the requirements set forth in the sample letter to industry and a review of the statement of cash flow reclassification disclosures already made by other companies.  While we understand that the staff is currently considering our proposed method for filing the revised statements, we believed it made sense to begin sharing with you our proposed disclosures given the imminent deadline.  Should you have questions on the information and our proposed disclosure, please do not hesitate to contact James M. Field, Vice President and Comptroller, at 309-765-4782.

Sincerely,

/s/ James H. Becht	/s/ James M. Field
James H. Becht	James M. Field
Corporate Secretary and	Vice President and Comptroller
Associate General Counsel

Deere & Company One John Deere Place, Moline, IL 61265 USA

17 February 2005

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549

Attention:	Todd Hardiman
Stephanie Hunsaker

Subject:	Deere & Company
Form 10-K for the year ended October 31, 2004
File No. 1-4121

Dear Mr. Hardiman and Ms. Hunsaker:

As requested during our conversation with you on 4 February 2005, this letter serves to supplement our submission dated 19 January 2005, which was in response to the 5 January 2005 letter from the staff pertaining to its review of the Company’s Annual Report on Form 10-K for fiscal 2004, filed on 21 December 2004.

We hereby confirm the following with respect to our 4 February 2005 conversation:

•

Page 3 of our original submission discussed the three ways in which sales to independent dealers are settled at the conclusion of the term of the trade receivable. The following sets forth our understanding and additional information related to each scenario:

1.               The equipment is sold by the independent dealer to a retail customer and the dealer receives payment, and in turn, pays the Company. The trade receivable debtor is the independent dealer, and the generation and extinguishment of such trade receivable with the dealer are properly classified as operating activities on the Statement of Consolidated Cash Flows. Any retail financing provided to the third-party customer by the Company’s Credit Operations (“John Deere Credit”) involves a separate discrete transaction that is properly classified as an investing activity in the Statement of Consolidated Cash Flows.

2.              Funded from borrowings, typically a line of credit or other borrowing facility. Under this option there are generally two types of borrowing that would involve John Deere Credit. The first type is a “line-item” borrowing, which is associated with a specific piece of equipment. The second type is a line of credit or “borrowing base” arrangement, typically with larger dealers. Under the borrowing base arrangement, the dealer is approved for a predetermined borrowing level, and draws on the line of credit when funds are needed. Such borrowings are not identified with or collateralized by a specific machine and can be used to fund dealer operations. We have classified the settlement of the trade receivable as operating cash inflows and the loans made after the term of the trade receivable as investing activities for both types of borrowings. We understand that it is the staff’s position that cash flows related to these line-item borrowings should be classified as operating activities on the Statement of Consolidated Cash Flows. We understand the staff’s position related to the borrowing base transactions is that the classification of cash flows should be based on the predominant use of the line of credit. The Company has determined the predominant use of the line of credit is the purchase of inventory. Accordingly, based on our understanding of the staff’s position, these loans should be classified as operating activities.

Another transaction relates to the financing by John Deere Credit of used equipment that an independent dealer receives in trade in connection with the sale of new equipment. In this transaction, the trade receivable or wholesale note from the dealer for new equipment may be partially replaced by a wholesale note from the dealer for the used equipment taken in trade. We would expect that the staff’s position would be that these transactions should be classified as operating activities, as the enterprise did not receive cash from the initial sale of the new equipment.

3.               Funded from on hand cash balances. The independent dealer is the trade receivable debtor, and as such, generation and extinguishment of the trade receivable with the dealer are classified as operating activities in the Statement of Consolidated Cash Flows, which we believe is consistent with the staff’s position.

•

As discussed in our original response, some retail sales and lease transactions are by Company-owned dealerships or from other Company-owned inventory. We understand that it is the staff’s view that retail notes, sales-type leases or operating leases issued by the Company relating to such sales and leases should be classified as operating activities in the Statement of Consolidated Cash Flows.

•

With respect to intercompany trade receivables transactions and/or allocations (pages 5-6 of our 19 January 2005 submission), we confirm that the de minimus impact referenced by the Note 8 disclosure “substantially no effect on consolidated net income” relates to the impact of the Company employing higher leverage by selling the trade receivables to John Deere Credit. The transactions

(related to the sale of receivables) themselves had no impact on either consolidated net income or cash flows.

Pursuant to our recent discussion with you, the following additional information is provided with respect to direct financing and operating lease transactions initiated by customers of independent dealers. Emerging Issues Task Force (EITF) Issue No. 95-4, Revenue Recognition on Equipment Sold and Subsequently Repurchased Subject to an Operating Lease, provides the criteria to separate the sale transaction to the independent dealer from the acquisition of the equipment from the dealer by a captive credit subsidiary for an operating lease to the retail customer. We believe these criteria would also apply to the separation of the cash flows of the sale to the independent dealer from the acquisition of the equipment by a captive credit subsidiary for such operating leases and for direct financing leases issued by the captive credit subsidiary under the same circumstances. We believe the Company clearly meets each of the criteria within EITF Issue No. 95-4 related to transactions with its independent dealers as described below.

•	The dealer is a substantive and independent enterprise that transacts business separately with the manufacturer (the Company) and retail customers — criterion met.
•

The Company has delivered the equipment to the dealer and all risks and rewards of ownership have passed to the dealer, including the responsibility for the ultimate sale of the equipment. A retail customer’s failure to enter into a lease with John Deere Credit would not allow the dealer to return the equipment to the Company — criterion met.

•	John Deere Credit has no legal obligation to provide a lease arrangement to a potential retail customer of the dealer at the time the product is delivered to the dealer — criterion met.
•

The retail customer has other financing alternatives available from parties unaffiliated with the Company, and the retail customer is in control of the selection from the financing alternatives — criterion met.

The time frame from the date the equipment is sold and shipped to the independent dealer until a retail customer either purchases or leases the equipment could range from days to more than a year. The retail customer may finance the equipment with a retail note, direct financing lease or operating lease from John Deere Credit or obtain financing from a financial institution unrelated to the Company.  In the instances in which John Deere Credit accepts the lease, the lease transactions are initiated by a lease between John Deere Credit / lessor and the retail customer / lessee and, in turn, a sale of the equipment from the dealer to John Deere Credit. The dealer is not a party to the lease contract or an agent of the Company.

Based on the facts above, we believe these direct financing lease and operating lease transactions between the retail customer and John Deere Credit are investing activities as they are presently reported and are unrelated to the initial sale of equipment to the independent dealer.

Based on our communications with the staff, the information posted on the SEC website, and our understanding of the staff’s positions, we will make the appropriate changes to our Statement of Consolidated Cash Flows to conform to the staff’s views beginning with our Quarterly Report on Form 10-Q for the three-month period ended 31 January 2005, which is the first periodic report for the period ending after 15 December, 2004. The Statement of Consolidated Cash Flows will be reclassified in this and future reports. The Form 10-Q will include expanded disclosures regarding the reclassifications as requested by the staff.

Should you have questions on the information and our responses, please do not hesitate to contact James H. Becht, Corporate Secretary and Associate General Counsel, at 309-765-5574 or James M. Field, Vice President and Comptroller, at 309-765-4782.

Sincerely,

/s/ James H. Becht	/s/ James M. Field
James H. Becht	James M. Field
Corporate Secretary and	Vice President and Comptroller
Associate General Counsel

Deere & Company One John Deere Place, Moline, IL 61265 USA

8 March 2005

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549

Attention:	Todd Hardiman
Stephanie Hunsaker

Subject:	Deere & Company
Form 10-K for the year ended October 31, 2004
File No. 1-4121

Dear Mr. Hardiman and Ms. Hunsaker:

As requested during our conversation with you earlier today, this letter serves to supplement our previous submissions dated 19 January 2005, 17 February 2005 and 4 March 2005 which were in response to the 5 January 2005 letter from the staff pertaining to its review of the Company’s form 10-K for fiscal 2004, filed on 21 December 2004.

During today’s conversation, you asked that we submit a revised disclosure proposal with respect to the reclassification of our Statement of Consolidated Cash Flows, taking into account the issues you communicated during the discussion. Attached please find the revised proposed disclosure in the cash flow statement, notes and MD&A. The changes from the previous disclosure proposal submitted to you on 4 March 2005 include the following:

1.               Revised wording of the footnote disclosure to focus on the consolidated and business perspective, and moved the disclosure as an insert into Note 1, immediately below the “Structure of Operations” section. The MD&A disclosure now simply references the disclosure of the reclassification in Note 1.

2.               In the operating section of the Statement of Consolidated Cash Flows, changed the caption “trade receivables and other” to “trade receivables and financing receivables related to sales of equipment”.

3.               Disaggregated the change in retirement benefit accruals from the “other” caption in the operating section of the Statement of Consolidated Cash Flows. This amount is now reflected as a separate line item in the operating section.

4.               Separate disclosure in Note 9 (Financing Receivables) of the amounts related to the sales of equipment, for which the related cash flows are reflected as operating activities in the Statement of Consolidated Cash Flows.

5.               Disclosure in Note 26 (Cash Flow Information) of the noncash transaction related to the exchange of inventory for the cost of equipment on operating leases.

Given our imminent deadline for filing our Quarterly Report on Form 10-Q for the first quarter of fiscal 2005, your prompt response to Alan Packard, Director Financial Reporting, at 309-765-4935, or myself at 309-765-4782, is greatly appreciated.

Sincerely,

/s/ James M. Field

James M. Field
Vice President and Comptroller

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